UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains a press release issued by Deutsche Bank AG on June 7, 2015. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG.

Frankfurt, June 7, 2015

Deutsche Bank appoints John Cryan to succeed Jürgen Fitschen and Anshu Jain

The Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) decided at an extraordinary meeting today to appoint John Cryan (54) to the position of Co-Chief Executive Officer, effective July 1, 2015. Mr. Cryan has been a member of Deutsche Bank’s Supervisory Board since 2013, and has served as Chairman of the Audit Committee and a member of the Risk Committee. Upon becoming Co-CEO, he will step down from the Supervisory Board.

Mr. Cryan was President for Europe at Temasek, the Singaporean investment company, from 2012 to 2014. Previously, he was Chief Financial Officer of UBS from 2008 to 2011 and worked in corporate finance and client advisory roles at UBS and SG Warburg since 1987. He is a graduate of the University of Cambridge.

The appointment of Mr. Cryan as Co-CEO follows the decision of Jürgen Fitschen (66) and Anshu Jain (52), Co-Chief Executive Officers, to step down early from their roles. Mr. Jain will step down on June 30, 2015, and the Supervisory Board has asked him to remain as a consultant with Deutsche Bank from July 1, 2015, to January 2016. The Supervisory Board has asked Mr. Fitschen to remain in his current role until the conclusion of the Annual General Meeting on May 19, 2016, to help ensure a smooth transition. Their contracts were due to run through to March 31, 2017. Upon Mr. Fitschen’s departure on May 19, 2016, Mr. Cryan will become sole CEO.

Paul Achleitner, Chairman of the Supervisory Board of Deutsche Bank, said: “On behalf of the Supervisory Board, I would like to express our gratitude and respect for the contributions that Jürgen and Anshu have made to our bank. Due to their decades of commitment, Deutsche Bank attained its leadership position. Their decision to step down early demonstrates impressively their attitude of putting the bank’s interests ahead of their own. We are grateful to Jürgen for having agreed to continue to serve in his role until the conclusion of the Annual General Meeting on May 19, 2016, to help ensure a smooth transition.”

Achleitner continued: “Over the course of two decades, Anshu has been instrumental in founding, and then growing, many of Deutsche Bank’s leading businesses. Without his efforts, our bank today would not have achieved or sustained its global leadership. Anshu has earned a place in our bank’s history as an executive who helped to transform Deutsche Bank into the global leader, rooted in Germany, that it is today.”

Achleitner concluded: “We are pleased to have appointed John Cryan as Co-Chief Executive Officer. John is not only a seasoned banker with extensive experience in financial matters but also espouses the professional and personal values required to advance Deutsche Bank and Strategy 2020. He knows the bank well, and we are convinced that he is the right person at the right time. We wish John and all of our employees success in this important next phase for the bank.”

Anshu Jain, Co-Chief Executive Officer of Deutsche Bank, said: “It has been 20 years this month since I came to work at Deutsche Bank and it has been an extraordinary time. Over the past three years, I have been afforded the privilege and honour to lead this great institution together with Jürgen. In our time as the bank’s leaders, we have boosted capital, reduced exposures and risk and invested significantly in technology, control and compliance capabilities. Most significantly, we have kept our clients happy and our revenues growing while reshaping and strengthening the bank.”

Jain continued: “I believe that with Strategy 2020 in place, which puts the bank’s future on a strong track, it is right for the bank and for me to have new leadership at this time. I will be forever honored to have served here, and I am convinced that the future of the bank is bright and in very good hands.”

John Cryan, Chief Executive Officer-designate of Deutsche Bank, said: “It is a profound honour for me to have been named Chief Executive Officer of Deutsche Bank. I believe that Deutsche Bank is a special institution. Our future will be defined by how well we deliver on strategy, impress clients and reduce complexity. I look forward to beginning this work on July 1.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: June 8, 2015

	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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